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                                  EXHIBIT 99.1

                         [Letterhead of Brody / Berman]


FOR:   Marvel Entertainment Group, Inc.
FROM:  Brody Berman Associates, Inc.
       Contact:  Bruce Berman or Kathryn A. Davis (212) 490-0090

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                 MARVEL ENTERTAINMENT GROUP, INC. (OTC: MRVGQ)

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                       TOY BIZ & MARVEL TRUSTEE ANNOUNCE

                              SETTLEMENT AGREEMENT


NEW YORK, NY, May 12, 1998 ... Toy Biz, Inc. (NYSE: TBZ) and Marvel Entertainment Group, Inc. (OTC: MRVGQ) announced today that an agreement, subject to court approval, has been reached among Toy Biz, John J. Gibbons, Chapter 11 Trustee of Marvel, representatives of Marvel's Senior Secured Lenders and certain other parties to settle litigation commenced by Marvel against Toy Biz, Marvel's Senior Secured Lenders and those other parties as well as litigation commenced by Toy Biz against Marvel. On March 30, 1998, the United States District Court for the District of Delaware, which has been administering the Marvel Chapter 11 cases entered a judgment declaring that the supervoting rights associated with the class B common stock of Toy Biz owned by Marvel, which enabled Marvel to control the Toy Biz board, terminated on June 20, 1997 when Carl C. Icahn took control of Marvel. This judgment has been appealed by Marvel's Trustee and others to the United States Court of Appeals for the Third Circuit. On April 13, 1998, the Court of Appeals stayed, pending the outcome of the appeal, the previously scheduled confirmation hearing on the plan of reorganization that had been proposed by Toy Biz and Marvel's Senior Secured Lenders. That Plan of Reorganization provides for the combination of Toy Biz and Marvel.

            If the settlement agreement is approved by the District Court which is overseeing Marvel's bankruptcy, the Trustee has agreed to seek to have the stay of confirmation hearing vacated, to defer consummation of the appeal and to withdraw the appeal upon consummation of the Plan of Reorganization. Under the terms of the proposed settlement agreement, the Trustee, the Senior Secured Lenders of Marvel, Toy Biz and others will exchange releases, including releases from the lawsuit commenced by Marvel. That lawsuit was commenced by Marvel when it was controlled by the Icahn interests against the Senior Secured Lenders, Toy Biz and others.

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                                                              Page Two - Marvel


Among the parties against whom Marvel brought its lawsuit are Ronald O. Perelman and certain of his affiliates and associates, who are not being released. The proposed settlement also provides for the amendment of the proposed Plan of Reorganization so that Marvel equityholders and entities entitled to securities litigation claims will receive three series of warrants upon consummation of the amended Plan of Reorganization entitling them to purchase common and convertible/exchangeable preferred stock to be issued by the combined company. The first series of four million warrants will have a term of six months and will allow the recipients to purchase common stock, in the combined company at a price of $12.00 per share (subject to increase based on the issuance date of the warrants). The second series of three million warrants will have a term of six months and will allow the recipients to purchase convertible/exchangeable preferred stock in the combined company at a price of $10.65 per share (also subject to increase based on the issuance date of the warrants). The final series of five million warrants will have a term of four years and will allow the recipients to purchase common stock in the new company at a price of $18.50 per share. Finally, the equityholders and class securities litigation claimants will be entitled to receive distributions from any recovery on certain future litigation.

         In addition to the approval of the District Court which is overseeing Marvel's bankruptcy, the agreement is subject to the approval of the Senior Secured Lenders that have agreed to support the Plan of Reorganization. Toy Biz expects to receive the Senior Secured Lenders' approval shortly and will be seeking court approval of the settlement together with Marvel's Chapter 11 Trustee expeditiously. The agreement is subject to confirmation of the amended Plan of Reorganization by June 30, 1998, which will require the Court of Appeals to lift its stay, and consummation of the amended Plan of Reorganization by August 15, 1998.

         Joseph Ahearn, President and CEO of Toy Biz, commented that: "We are extremely pleased with the settlement reached with Marvel's Chapter 11 Trustee. The settlement represents another significant step in resolving the issues that have delayed the resolution of our Plan of Reorganization." John J. Gibbons, Chapter 11 Trustee of Marvel commented that: "I am pleased that we have been able to achieve a settlement with Toy Biz that will provide an opportunity to resolve litigation associated with Marvel's bankruptcy and end the eighteen month process associated with confirming a Plan of Reorganization for Marvel. This settlement represents a significant step forward and I believe all involved have worked diligently to get to this settlement."

         Common shares of Marvel Entertainment Group, Inc. were suspended from trading on the New York Stock Exchange on April 15 pending delisting as a result of the Company's inability to meet NYSE's continuing listing requirements. Marvel's common shares currently trade on NASDAQ's "Bulletin Board" under the symbol MRVGQ. However, there is no assurance that the Company's shares will continue to trade on the "Bulletin Board" or on another exchange.

         Marvel Entertainment Group, Inc. is a leading youth entertainment company. Operations include publishing of comic books, trading cards and activity stickers, and licensing of its characters for consumer products, media and advertising promotions.

                     - FORWARD LOOKING STATEMENT FOLLOWS -

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---------------------------
FORWARD-LOOKING STATEMENT

         Statements in this news release and in the annual report on Form 10-K for the year ended December 31, 1997, Form 10Qs and 8Ks, and other filings such as "intend", "estimated", "believe", "expect", "anticipate" and similar expressions which are not historical are forward-looking statements that involve risks and uncertainties. Such statements include, without limitation, the Company's expectation as to future financial performance. In addition to factors that may be described in the Company's Securities and Exchange Commission filings, including this filing, the following factors, among others, could cause the Company's financial performance to differ materially from that expressed in any forward-looking statements made by, or on behalf of, the
Company: (i) the ability of the Debtor Companies to successfully reorganize in bankruptcy and the timing and outcome of such bankruptcy proceedings and the resolution of the Company's dispute with Toy Biz; (ii) the ability of the Company to obtain an additional or new debtor loan or other financing; (iii) continued weakness in the comic book market which cannot be overcome by the Company's new editorial, production and distribution initiatives in comic publishing; (iv) continued general weakness in the trading card and children's activity sticker market; (v) the effectiveness of the Company's changes to its trading card and publishing distribution; (vi) a decrease in the level of media exposure or popularity of the Company's characters resulting in declining revenues based on such characters; (vii) the lack, of continued commercial success of properties owned by major licensors which have granted the Company licensee for its sports and entertainment trading card and sticker businesses;
(viii) unanticipated costs or delays in completing projects associated with the Company's new ventures including media, interactive software and on-line services and theme restaurants; or (ix) the ability of the Company to make its information systems year 2000 compliant.